UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release Highlights

The main figures reported by Bradesco in the first semester of 2017, considering the consolidation, from July 1, 2016, of HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):

1.   Adjusted Net Income for the first semester of 2017 stood at R$9.352 billion (a 13.0% increase compared to the Adjusted Net Income of R$8.274 billion recorded in the first semester of 2016), corresponding to earnings per share of R$2.99 and return on Average Adjusted Shareholders’ Equity of 18.2%.

2.   As for the source, the Adjusted Net Income is composed of R$6.708 billion from financial activities, representing 71.7% of the total, and of R$2.644 billion from insurance, pension plans and capitalization bond operations, which together account for 28.3%.

3.   In June 2017, Bradesco’s market capitalization stood at R$169.618 billion, showing a growth of 17.5% over June 2016.

4.   Total Assets, in June 2017, stood at R$1.291 trillion, an increase of 16.8% over June 2016. The return on Average Total Assets was 1.4%.

5.   In June 2017, the Expanded Loan Portfolio reached R$493.566 billion, a 10.3% increase over June 2016. Operations with individuals totaled R$172.045 billion (an increase of 15.5% over June 2016), while operations with companies totaled R$321.521 billion (a 7.7% increase over June 2016).

6.   Assets under Management stood at R$1.918 trillion, a 20.7% increase over June 2016.

7.   Shareholders’ Equity totaled R$106.807 billion in June 2017, 10.8% higher than in June 2016. The Basel III Ratio, based on the Prudential Conglomerate stood at 16.7%, 12.5% of which is Tier I Capital.

8.   A total of R$2.810 billion was paid and provisioned to shareholders as Interest on Shareholders’ Equity for the profit generated in the first semester of 2017, R$1.723 billion of which was paid in monthly and interim installments, and R$1.087 billion was provisioned.

9.   The Interest-Earning Portion of the NII reached R$31.678 billion in the first semester of 2017, a 7.3% growth compared to the first semester of 2016.

10. The 90-day Delinquency Ratio stood at 4.9% in the end of June 2017, a decrease of 0.7 p.p. compared to March 2017.

11. The Efficiency Ratio (ER) in June 2017 was 41.5% (37.4% in June 2016), while the “risk-adjusted” efficiency ratio stood at 53.7% (48.1% in June 2016).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$36.460 billion in the first semester of 2017, up 12.4% when compared with the same period of 2016. Technical provisions stood at R$233.640 billion, an increase of 22.5% compared with the balance in June 2016.

13. Investments in infrastructure, information technology and telecommunications amounted to R$2.786 billion in the first semester of 2017.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$17.554 billion in the first semester of 2017, of which R$7.875 billion was related to taxes withheld and collected from third parties, and R$9.679 billion, was calculated based on activities developed by the Bradesco Organization, equivalent to 103.5% of the Adjusted Net Income.

15. Bradesco has an extensive Customer Service Network in Brazil, with 5,068 Branches and 3,921 Customer Service Points (PAs). The following are also available to Bradesco clients: 994 ATMs located on company premises (PAEs), 38,596 Bradesco Expresso customer service points, 36,148 Bradesco ATMs, and 20,875 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits totaled R$8.564 billion in the first semester of 2017. Social benefits provided to all 105,143 employees of the Bradesco Organization and their dependents amounted to R$2.280 billion, while investments in education, training and development programs totaled R$76.489 million.

  4  Economic and Financial Analysis Report - June 2017

Press Release Highlights

17. Major Awards and Acknowledgments in the period:

•       It was elected as the “Most Valuable Brazilian Brand” for the sixth consecutive year, and ranked second in the overall ranking (WPP Consulting, Kantar Vermeer, in partnership with IstoÉ Dinheiro Magazine);

•       It reached the first place in the financial industry and ranked fifth in the overall ranking in the third edition of the “Valor Inovação Brasil” yearbook (Valor Econômico Newspaper / Network Pwc Consulting Firm);

•       It led the “Best Retail Bank” ranking in the first edition of the “Estadão Finanças Mais” yearbook. Grupo Bradesco Seguros also appeared in the categories “Pension Plan” and “Health” (O Estado de S.Paulo newspaper, in partnership with Austin Rating);

•       It enjoyed pride of place in the “efinance 2017” award, in the following categories: CIO of the Year, Back Office, Project Management, BYOD Security, Business Integration, IT Governance, Foreign Currency in ATMs and Credit App. Bradesco Seguros was listed in the following categories: Infrastructure Management, Contact Center and Health App (Editora Executivos Financeiros);

•       It enjoyed pride of place in the “Top Management 2017” (ValorInveste Magazine, of the Valor Econômico Newspaper);

•      Grupo Bradesco Seguros was, for another year, highlighted in the “Valor Financeiro – Seguros, Previdência e Capitalização” yearbook (Valor Econômico Newspaper);

•       Bradesco BBI was awarded the “Best Investment Bank in Brazil” for the third consecutive time in the Awards for Excellence 2017 edition (Euromoney Magazine);

•      Bradesco Cartões was featured in the “XVIII Modern Consumer Award for Customer Service Excellence” for the ninth time, as the winner with Amex cards. (Consumidor Moderno Magazine, in partnership with Centro de Inteligência Padrão and On You); and

•       BRAM won the “Top 10 Overall Broadcast Projections” ranking of the first quarter of 2017, according to survey of AE Dados from Agência Estado.

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view of incorporating the best sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long term. To reinforce this position, we emphasized adherence to globally recognized business initiatives, such as: Global Compact, Equator Principles, CDP (Carbon Disclosure Program), Principles for Responsible Investment (PRI), GHG Protocol Program (Brazilian Greenhouse Gas Emissions Program) and Companies for Climate Change (EPC). The Board of Directors, through the Sustainability Committee, monitors the sustainability deliberations. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both from B3.

With a broad social and educational program put in place 60 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2017, a budget of R$625.944 million will benefit approximately 104,228 students enrolled in its schools at the following levels: Basic Education (from Kindergarten to High School and Higher Secondary Technical-Professional Education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 43 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. Fundação also expects to benefit 630 thousand students via distance learning (EaD), through its e-Learning portal “Escola Virtual” (Virtual School), where students can complete at least one of the courses offered in its schedule. Another 15,040 students are taking part in projects and actions in partnership with the Program Educa+Ação and in Technology courses.

.

Bradesco    5

Press Release Main Information

R$ million	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	Variation %
									2Q17 x 1Q17	2Q17 x 2Q16
Income Statement for the Period
Book Net Income	3,911	4,071	3,592	3,236	4,134	4,121	4,353	4,120	(3.9)	(5.4)
Adjusted Net Income (1)	4,704	4,648	4,385	4,462	4,161	4,113	4,562	4,533	1.2	13.0
Total Net Interest Income	15,484	15,616	15,669	16,931	14,962	14,892	14,512	13,735	(0.8)	3.5
Gross Credit Intermediation Margin	12,315	12,567	13,403	13,600	11,408	11,486	11,313	10,806	(2.0)	8.0
Net Credit Intermediation Margin	7,345	7,705	7,878	7,858	6,384	6,038	7,121	6,954	(4.7)	15.1
Allowance for Loan Losses (ALL) Expenses	(4,970)	(4,862)	(5,525)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	2.2	(1.1)
Fee and Commission Income	7,496	7,430	7,545	7,450	6,624	6,405	6,597	6,380	0.9	13.2
Administrative and Personnel Expenses	(9,865)	(9,676)	(10,482)	(10,267)	(8,152)	(7,870)	(8,413)	(7,997)	2.0	21.0
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	18,512	17,948	21,247	17,733	17,253	15,186	19,130	15,125	3.1	7.3
Statement of Financial Position
Total Assets (2)	1,291,184	1,294,139	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	(0.2)	16.8
Securities	540,106	549,700	549,873	509,184	437,580	414,926	407,584	364,472	(1.7)	23.4
Loan Operations (3)	493,566	502,714	514,990	521,771	447,492	463,208	474,027	474,488	(1.8)	10.3
- Individuals	172,045	171,820	172,045	171,067	148,919	147,759	147,749	145,234	0.1	15.5
- Companies	321,521	330,894	342,945	350,704	298,573	315,449	326,278	329,253	(2.8)	7.7
Allowance for Loan Losses (ALL) (4)	(37,536)	(39,181)	(40,714)	(40,416)	(31,875)	(30,497)	(29,499)	(28,670)	(4.2)	17.8
Total Deposits	260,120	235,432	234,214	239,937	179,436	189,192	195,760	203,637	10.5	45.0
Technical Provisions	233,640	229,433	223,342	213,608	190,649	182,973	177,835	168,629	1.8	22.5
Shareholders' Equity	106,807	104,558	100,442	98,550	96,358	93,330	88,907	86,233	2.2	10.8
Assets under Management	1,917,827	1,943,687	1,904,912	1,865,755	1,589,319	1,589,307	1,510,396	1,452,528	(1.3)	20.7
Performance Indicators (%)
Adjusted Net Income per Share - R$ (5) (6)	2.99	2.90	2.81	2.84	2.85	2.91	2.94	2.87	3.1	4.9
Book Value per Common and Preferred Share - R$ (6)	17.55	17.18	16.51	16.20	15.84	15.34	14.61	14.17	2.2	10.8
Annualized Return on Average Equity (7) (8)	18.2	18.3	17.6	17.6	17.4	17.5	20.5	20.7	(0.1) p.p.	0.8 p.p.
Annualized Return on Average Assets (8)	1.4	1.4	1.5	1.5	1.5	1.5	1.7	1.7	-	(0.1) p.p.
12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets – Repos – Permanent Assets	7.0	7.3	7.5	7.6	7.5	7.5	7.5	7.6	(0.3) p.p.	(0.5) p.p.
Fixed Asset Ratio (9)	39.6	42.3	44.8	44.4	33.8	34.0	35.2	38.6	(2.7) p.p.	5.8 p.p.
Combined Ratio - Insurance (10)	86.6	85.2	85.9	90.0	89.6	86.1	86.5	86.9	1.4 p.p.	(3.0) p.p.
Efficiency Ratio (ER) (5)	41.5	40.8	39.5	38.2	37.4	37.2	37.5	37.9	0.7 p.p.	4.1 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5)	74.3	75.3	76.2	78.0	80.2	80.1	80.0	79.1	(1.0) p.p.	(5.9) p.p.
Market Capitalization - R$ million (11)	169,618	178,208	160,813	160,472	144,366	143,720	100,044	113,288	(4.8)	17.5
Loan Portfolio Quality % (12)
ALL / Loan Portfolio (4)	10.0	10.3	10.4	10.1	9.3	8.6	8.0	7.8	(0.3) p.p.	0.7 p.p.
Non-performing Loans (> 60 days (13) / Loan Portfolio)	6.0	6.7	6.5	6.4	5.8	5.3	5.0	4.7	(0.7) p.p.	0.2 p.p.
Delinquency Ratio (> 90 days (13) / Loan Portfolio)	4.9	5.6	5.5	5.4	4.6	4.2	4.1	3.8	(0.7) p.p.	0.3 p.p.
Coverage Ratio (> 90 days (13)) (4)	202.5	182.1	188.4	189.1	201.0	204.2	198.0	205.7	20.4 p.p.	1.5 p.p.
Coverage Ratio (> 60 days (13)) (4)	167.0	154.0	158.8	158.3	160.7	162.9	161.7	168.4	13.0 p.p.	6.3 p.p.
Operating Limits %
Basel Ratio - Total (9) (14)	16.7	15.3	15.4	15.3	17.7	16.9	16.8	14.5	1.4 p.p.	(1.0) p.p.
Tier I Capital	12.5	12.0	12.0	11.9	13.7	12.9	12.7	11.4	0.5 p.p.	(1.2) p.p.
- Common Equity	11.6	11.2	11.2	11.1	13.7	12.9	12.7	11.4	0.4 p.p.	(2.1) p.p.
- Additional Capital	0.9	0.8	0.8	0.8	-	-	-	-	0.1 p.p.	0.9 p.p.
Tier II Capital	4.2	3.3	3.4	3.4	4.0	4.0	4.1	3.0	0.9 p.p.	0.2 p.p.

  6  Economic and Financial Analysis Report - June 2017

Press Release Main Information

	June17	Mar17	Dec16	Sept16	June16	Mar16	Dec15	Sept15	Variation %
									June17 x Mar17	June17 x June16
Structural Information - Units
Customer Service Points (15)	60,673	60,929	60,956	62,783	61,677	63,670	65,959	72,101	(0.4)	(1.6)
- Branches	5,068	5,122	5,314	5,337	4,483	4,509	4,507	4,593	(1.1)	13.0
- PAs (16)	3,921	3,971	3,821	3,902	3,485	3,535	3,511	3,496	(1.3)	12.5
- PAEs (16)	994	1,004	1,013	1,049	726	739	736	845	(1.0)	36.9
- Offsite ATM Network - Bradesco (17) (18)	68	97	186	280	342	435	627	874	(29.9)	(80.1)
- Banco24Horas Network (17)	10,807	10,960	10,972	11,147	11,127	11,298	11,721	11,917	(1.4)	(2.9)
- Bradesco Expresso (Correspondent Banks)	38,596	38,525	38,430	39,885	40,452	41,953	43,560	48,175	0.2	(4.6)
- Bradesco Promotora (19)	1,143	1,174	1,143	1,105	1,048	1,187	1,283	2,187	(2.6)	9.1
- Losango	63	63	63	63	-	-	-	-	-	-
- Branches / Subsidiaries Abroad	13	13	14	15	14	14	14	14	-	(7.1)
ATMs	57,023	56,679	56,110	53,814	50,836	50,435	50,467	50,113	0.6	12.2
- Onsite Network - Bradesco	36,148	36,095	36,119	34,230	31,761	31,668	31,527	31,495	0.1	13.8
- Banco24Horas Network (17)	20,875	20,584	19,991	19,584	19,075	18,767	18,940	18,618	1.4	9.4
Employees	105,143	106,644	108,793	109,922	89,424	91,395	92,861	93,696	(1.4)	17.6
Outsourced Employees and Interns	15,569	16,472	16,702	16,790	12,978	13,009	13,223	13,333	(5.5)	20.0
.
Active Account Holders (20) (21)	26.1	26.6	26.8	27.2	25.2	25.6	26.0	26.4	(1.9)	3.6
Savings Accounts (22)	58.7	58.1	62.1	58.8	55.4	55.7	60.1	57.0	1.0	6.0
Insurance Group	50.8	50.4	51.3	49.9	49.6	50.6	49.8	48.2	0.8	2.4
- Policyholders	45.1	44.7	45.7	44.2	44.2	45.1	44.2	42.5	0.9	2.0
- Pension Plan Participants	2.7	2.6	2.6	2.6	2.4	2.4	2.4	2.4	3.8	12.5
- Capitalization Bond Customers	3.0	3.1	3.0	3.1	3.0	3.1	3.2	3.3	(3.2)	-
Bradesco Financiamentos (20)	1.3	1.3	2.6	2.6	2.6	2.7	2.8	2.8	-	(50.0)

(1)   According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report;

(2)   For more information, please see note 5 – Managerial Statements of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(3)   Expanded Loan Portfolio: includes sureties and guarantees, credit letters, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(4)   Up to December 2016, it included provisions for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess provision”. In the third quarter of 2015, it includes an excess provision/Ratings Downgrade, considered as a non-recurring event, totaling R$3,704 million, whose balance of the excess provision went from R$4,004 million, in June 2015, to R$6,409 million, in September 2015. In September 2016, the excess provision totaled R$7,491 million, partly offset by the result of the consolidation of HSBC Brasil as from the third quarter of 2016. In March 2017, with Resolution No. 4,512/16, referring to the treatment for financial guarantees provided, the balance of the excess provision declined from R$7,491 million to R$6,907 million;

(5)   In the last 12 months;

(6)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;

(7)   Excluding mark-to-market effect of Available-for-sale Securities recorded under Shareholders’ Equity.

(8)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(9)   As of March 2015, the calculated ratio based on the Prudential Conglomerate is included, as set forth in Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in Resolution No. 4,280/13;

(10) Excludes additional reserves;

(11) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(12) As defined by the Brazilian Central Bank (Bacen);

(13) Overdue loans;

(14) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(15) The decrease observed from 2015 is related to: (i) the migration of “Offsite ATM Network – Bradesco)” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

(16) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(17) Including overlapping Onsite Network Bradesco and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not segregated;

(18) This decrease is related to the sharing of the off-site ATM network with the Banco24Horas Network;

(19) It includes the correspondent banks and their branches;

(20) Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF);

(21) Refers to first and second checking account holders; and

(22)   Number of accounts.

Bradesco    7

Press Release Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	1H17	1H16	2Q17	1Q17
Book Net Income	7,982	8,255	3,911	4,071
Non-recurring events (net of tax effects)	1,370	19	793	577
- Goodwill amortization (Gross)	1,119	-	565	554
- Regulatory change in Cielo (1)	210	-	210	-
- Other (2)	41	19	18	23
Adjusted Net Income	9,352	8,274	4,704	4,648

(1)   It refers to our interest in Cielo, as a result of the adjustments and effects of its change of accounting standards, from IFRS (CPC) to COSIF, since it started being regulated by the Central Bank, becoming equivalent to financial institutions, and

(2)   Primarily contingent liabilities.

Summarized Analysis of Adjusted Net Income

To provide a better understanding and for comparison purposes, in chapters 1 and 2 of this report we use the Adjusted Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

It should be noted that, for the accounts of the Adjusted Income Statement, effects of the consolidation of HSBC Brasil are covered, from July 1, 2016, and as additional information, we present, at the end of chapter 2 of this report, a comparison of the Financial Statements, taking into account consolidated "pro forma" financial information, including the consolidation of HSBC Brasil in the periods of 2016, for comparison purposes.

Adjusted Income Statement - R$ million	1H17	1H16	Variation		2Q17	1Q17	Variation
			Amount	%			Amount	%
Net Interest Income	31,100	29,854	1,246	4.2	15,484	15,616	(132)	(0.8)
- NII - Interest Earning Portion	31,678	29,517	2,161	7.3	15,778	15,900	(122)	(0.8)
- NII - Non-Interest Earning Portion	256	337	(81)	(24.0)	120	136	(16)	(11.8)
- Impairment of Financial Assets	(834)	-	(834)	-	(414)	(420)	6	(1.4)
ALL Expenses	(9,832)	(10,472)	640	(6.1)	(4,970)	(4,862)	(108)	2.2
Gross Income from Financial Intermediation	21,268	19,382	1,886	9.7	10,514	10,754	(240)	(2.2)
Income from Insurance, Pension Plans and Capitalization Bonds (1)	3,408	2,709	699	25.8	1,781	1,627	154	9.5
Fee and Commission Income	14,926	13,029	1,897	14.6	7,496	7,430	66	0.9
Personnel Expenses	(9,789)	(7,636)	(2,153)	28.2	(4,967)	(4,822)	(145)	3.0
Other Administrative Expenses	(9,752)	(8,386)	(1,366)	16.3	(4,898)	(4,854)	(44)	0.9
Tax Expenses	(3,490)	(2,744)	(746)	27.2	(1,718)	(1,772)	54	(3.0)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	120	62	58	93.5	62	58	4	6.9
Other Operating Income / (Expenses)	(3,625)	(3,684)	59	(1.6)	(1,792)	(1,833)	41	(2.2)
Operating Income	13,066	12,732	334	2.6	6,478	6,588	(110)	(1.7)
Non-Operating Income	(86)	(143)	57	(39.9)	(34)	(52)	18	(34.6)
Income Tax / Social Contribution	(3,538)	(4,232)	694	(16.4)	(1,699)	(1,839)	140	(7.6)
Non-controlling interests in subsidiaries	(90)	(83)	(7)	8.4	(41)	(49)	8	(16.3)
Adjusted Net Income	9,352	8,274	1,078	13.0	4,704	4,648	56	1.2

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

8  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

Adjusted Net Income and Profitability

The Return on Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 18.2% in June 2017.

In the comparison between first semester of 2017 and same period of the previous year, the adjusted net income was up 13.0% or R$1,078 million, mainly due to: (i) the increase in (a) fee commission income and (b) net interest income, net of impairment of financial assets; (ii) higher income from insurance, pension plans and capitalization bonds; (iii) reduction in allowance for loan losses expenses; and being partially offset: (iv) for higher personnel and administrative expenses. It should be noted that all the results of the semi-annual comparison were impacted by the effect of the consolidation of HSBC Brasil, which began in the third quarter of 2016.

Adjusted net income totaled R$4,704 million in the second quarter of 2017, up 1.2%, or R$56 million, over the previous quarter, largely due to: (i) higher income from (a) insurance, pension plans and capitalization bonds, and (b) fee and commission income; and offset by: (ii) higher personnel expenses; (iii) the lower net interest income, and (iv) the slight increase in allowance for loan losses expenses.

The Return on Average Assets (ROAA) recorded 1.4%, calculated on a linear basis. Total Assets amounted to R$1.291 trillion in June 2017, a growth of 16.8% in comparison to June 2016. Note that part of this growth is related to the consolidation of HSBC Brasil, which occurred as of the third quarter of 2016.

Bradesco    9

Press Release Summarized Analysis of Adjusted Net Income

Efficiency Ratio (ER)

The quarterly Efficiency Ratio (ER)(1) reached 41.1% in the second quarter of 2017, registering an increase of 0.5 p.p. compared to the previous quarter, due to: (i) the increase in operating expenses, personnel and administrative, which were affected in the quarter, basically due to (a) lower concentration of paid vacation time, and (b) higher advertising and marketing expenses; and (ii) the reduction in net interest income; partially offset by higher: (iii) income from insurance, pension plans and capitalization bonds; and (iv) fee and commission income.

The 12-month ER(1)  reached 41.5%, a 0.7 p.p. increase compared to the previous quarter and a 4.1 p.p. increase in the annual comparison. The main drivers of this performance were: (i) the increase in operating expenses, impacted mainly by the consolidation effect of HSBC Brasil, which occurred as of the third quarter of 2016 (note that from this quarter on, 12-month ER captures the effect of HSBC Brasil consolidation), and (ii) the effect of the impairment of financial assets.

The "risk-adjusted" ER, which reflects the impact of risk associated with loan operations(2), reached 53.7%.

Disregarding the impacts of HSBC Brasil’s consolidation, the ER performance reflects the strategy of sustainable growth, which includes, among other things, (i) the availability of appropriate products and services for clients through the segmentation of the base and of digital channels, (ii) the optimization of the customer service network, and (iii) the strict control of operating expenses (a) arising from the actions of the Efficiency Committee, among which we highlight as a target for this year, the capture of synergies and scale gains from the merger of HSBC Brasil and (b) of investments in Information Technology, to the amount of R$2.786 billion in the first semester of 2017.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries  + Other Operating Income – Other Operating Expenses), and

(2)   Including ALL expenses, adjusted for granted discounts, credit recovery and sale of foreclosed assets, among others.

10  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

Net Interest Income

In the comparison of first semester of 2017 and same prior-year period, net interest income increased by 4.2%, or R$1,246 million, a reflection of the growth in: (i) the interest-earning portion of the NII, in the amount of R$2,161 million, particularly “Credit Intermediation"; partly due to HSBC Brasil’s consolidation, as from the third quarter of 2016; and partly offset by: (ii) the effect of impairment of financial assets in the amount of R$834 million; and (iii) the lower non-interest earning portion of the NII, in the amount of R$81 million.

In the comparison between the second quarter of 2017 and the previous quarter, net interest income decreased 0.8%, or R$132 million, mainly due to lower: (i) interest-earning portion of the NII in the amount of R$122 million, as a result of lower margins with (a) “Insurance”, in the amount of R$288 million and (b) “Credit Intermediation”, in the amount of R$252 million, partially offset by (c) an improvement of R$418 million in the margin of “Securities/Others”; and (ii) non-interest-earning portion of the NII, in the amount of R$16 million.

Interest-Earning Portion of the NII – 12-Month Average Rates

R$ million	1H17			1H16
	Interest Earning Portion	Average Balance	Average Rate	Interest Earning Portion	Average Balance	Average Rate
Credit Intermediation	24,882	383,079	13.2%	22,894	363,302	12.3%
Insurance	2,674	229,716	2.6%	2,890	184,336	3.2%
Securities/Other	4,122	449,576	1.7%	3,733	420,766	1.6%
0
NII - Interest-Earning Portion	31,678	-	7.2%	29,517	-	7.4%
0
R$ million	2Q17			1Q17
	Interest Earning Portion	Average Balance	Average Rate	Interest Earning Portion	Average Balance	Average Rate
Credit Intermediation	12,315	379,620	13.2%	12,567	386,537	13.2%
Insurance	1,193	232,075	2.6%	1,481	227,358	2.8%
Securities/Other	2,270	444,631	1.7%	1,852	454,522	1.6%
0
NII - Interest-Earning Portion	15,778	-	7.2%	15,900	-	7.4%

In the second quarter of 2017, the 12-month net interest margin (NII - interest-earning portion - 12-month average rate) was 7.2%, recording a decrease of 0.2 p.p. in the quarterly comparison and in the semi-annual comparison.

Bradesco    11

Press Release Summarized Analysis of Adjusted Net Income

Expanded Loan Portfolio (1)

In June 2017, the expanded loan portfolio of Bradesco totaled R$493.6 billion, increasing 10.3% in the last 12 months (considering the consolidation of HSBC Brasil as of the third quarter of 2016). Companies registered a growth of 7.7%, impacted by the segment of Large Corporates and loans for Individuals had a growth of 15.5%. For Individuals, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; (ii) credit card; and (iii) payroll-deductible loans. For Companies, the main highlights were: (i) rural loans; (ii) export financing; and (iii) operations bearing credit risk – debentures”.

In the quarterly comparison, the portfolio recorded a reduction of 1.8% due to the economic scenario and low demand for credit. Compared to March 2017, the decreases in the business segments were as follows: (i) 2.3% for Large Corporates; and (ii) 4.1% for Micro, Small and Medium-sized Enterprises. Individuals remained stable.

	Variation %
	24 months	12 months
Micro, Small and Medium-Sized Enterprises	(17.2)	(5.0)
Large Corporates	10.0	13.8
Individuals	19.9	15.5
Total	6.5	10.3

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in Certificates of real estate receivables, and rural loans.

For more information about the Expanded Loan Portfolio, see Chapter 2 of this Report.

  12  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

Allowance for loan losses (ALL) expenses

In the first semester of 2017, allowance for loan losses expenses totaled R$9,832 million, down 6.1%, or R$640 million from the same prior-year period, resulting from: (i) strengthening of the policy and procedures for credit granting and the quality of the guarantees obtained; (ii) the results of the improvement of credit recovery processes, which contributed to higher income from credit recovery for the period, being partially offset by: (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

In comparison with the previous quarter, allowance for loan losses expenses were up 2.2%, or R$108 million, basically due to: (i) complementing the generic provision, as a result of the periodic reassessment of credit guarantees, and which was partially offset by: (ii) the improvement in the delinquency ratio of Individuals and Micro, Small and Medium-Sized Enterprises and stabilization in delinquency of Large Corporates.

(1) Effect of the leveling of provisions for a specific corporate client.

For more information on the Allowance for Loan Losses Expenses, see Chapter 2 of this Report.

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Press Release Summarized Analysis of Adjusted Net Income

Delinquency Ratio (1)

90-day Delinquency Ratio

Delinquency ratio, comprising operations overdue for more than 90 days in the total portfolio, had a decrease in the quarter. In nominal terms, it is worth highlighting the reduction of delinquent loans for two consecutive quarters, mainly influenced by the segments of Individuals and Micro, Small and Medium-Sized Enterprises.

In the second quarter of 2017, R$1.3 billion of loan assignments (previously written-off) without retention of risks and benefits were carried out, not having significantly impacted delinquency ratios nor the results of operations in the period.

15-90 Day Delinquency Ratio

Short-term delinquency, including operations overdue between 15 and 90 days, decreased in the quarter, positively impacted by Individuals.

The increase in the delinquency of Companies in the last quarter was due to the reduction in the credit stock, while overdue transactions remained stable.

(1) As defined by Bacen.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The strength of the provisioning criteria adopted must be mentioned, which is proven by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 9.3% of the portfolio(1), in June 2016, the net loss in the subsequent 12 months was 5.1%, representing an effective coverage of 181.5%.

The increase in the net loss was due to the transfer of a specific customer from the Large Corporates segment to loss.

It should be highlighted that, considering the expected losses for one year (dotted part), there is an effective coverage ratio of 233.4% for June 2017.

  14  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

NPL Creation 90 days x Write-offs

In the second quarter of 2017, the total NPL creation reached R$5,200 million, a reduction of 7.5%, or R$420 million, in relation to previous quarter (not considering the case of one specific corporate client), representing 1.4% of the Bacen loan portfolio. It is worth highlighting that, in the second quarter of 2017, total write-offs is affected by the transfer of a specific customer from the Large Corporates segment to loss.

The breakdown of the NPL Creation by business segment is shown below.

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Press Release Summarized Analysis of Adjusted Net Income

Income from insurance, pension plans and capitalization bonds

In the first six-month period of 2017, Net Income totaled R$2.644 billion, 3.9% higher than the Net Income recorded in the same period of the previous year (R$2.544 billion), with an annualized return on Adjusted Shareholders’ Equity of 19.1%(1).

Net Income for the second quarter of 2017 totaled R$1.270 billion (R$1.374 billion in the first quarter of 2017), down 7.6% from the previous quarter, and the annualized return on Adjusted Shareholders’ Equity was 18.5%(1).

R$ million (unless otherwise stated)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	Variation %
									2Q17 x 1Q17	2Q17 x 2Q16
Net Income	1,270	1,374	1,505	1,502	1,164	1,380	1,405	1,317	(7.6)	9.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	18,512	17,948	21,247	17,733	17,253	15,186	19,130	15,125	3.1	7.3
Technical Provisions	233,640	229,433	223,342	213,608	190,649	182,973	177,835	168,629	1.8	22.5
Financial Assets	256,028	251,140	242,063	230,787	205,230	200,016	191,921	182,391	1.9	24.8
Claims Ratio (%)	76.6	73.7	72.8	77.1	76.8	72.1	71.9	73.1	2.9 p.p.	(0.2) p.p.
Combined Ratio (%)	86.6	85.2	85.9	90.0	89.6	86.1	86.5	86.9	1.4 p.p.	(3.0) p.p.
Policyholders / Participants and Customers (in thousands)	50,760	50,421	51,266	49,880	49,576	50,570	49,806	48,185	0.7	2.4
Number of Employees	7,181	7,148	7,120	6,625	6,713	6,959	7,023	7,052	0.5	7.0
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	26.0	25.7	25.4	24.9	24.3	24.8	25.5	24.7	0.3 p.p.	1.7 p.p.

(1)   Calculated on a linear basis;

(2)   Excluding additional provisions; and

(3)   Latest data released by SUSEP (May/17) in the second quarter of 2017.

Note: For comparison purposes, we disregarded non-recurring events from the calculation.

  16  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

Income from insurance, pension plans and capitalization bonds

In the first semester of 2017, revenues grew 12.4% in comparison with the same period of the previous year, influenced by “Life and Pension Plans”, “Health”, “Capitalization Bonds” and “Auto/P&C” products, which presented increases of 17.5%, 9.1%, 8.7% and 2.8%, respectively.

In the second quarter of 2017, the billing recorded a growth of 3.1% in comparison with the previous quarter, influenced by “Auto P&C”, “Capitalization Bonds”, “Life and Pension Plans” and “Health” products, which grew 17.2%, 8.1%, 1.8% and 1.3%, respectively.

Net income of the first six-month period of 2017 recorded a growth of 3.9% compared with the same period of previous year, primarily due to: (i) the increase of 12.4% in revenues; (ii) the downslide of the expense ratio; (iii) the increase in equity results; (iv) the improvement of the administrative efficiency ratio; and partially offset by: (v) the increase of 0.6 p.p. in the claims ratio in the "Health" segment; and (vi) decrease in the financial income, due to the behavior of the economic–financial indices in the period.

Net income for the second quarter of 2017 decreased 7.6% over the previous quarter primarily due to: (i) the increase of 2.9 p.p. in the claims ratio; affected by the "Health" segment; (ii) the reduction in the financial income, due to the behavior of the economic–financial indices in the period; partially offset by: (iii) the increase of 3.1% in revenues; (iv) the 0.3 p.p. downslide in the expense ratio; and (v) the improvement of the administrative efficiency ratio.

Bradesco    17

Press Release Summarized Analysis of Adjusted Net Income

Fee and commission income

In the first semester of 2017, fee and commission income totaled R$14,926 million, up 14.6%, or R$1,897 million, over the same period of previous year, due to increase in the volume of operations, due to: (a) an advance in the client segmentation process, which generated a greater offer of products and services in several service channels and (b) consolidation of HSBC Brasil in the third quarter of 2016. It must be noted that the largest drivers of this result were: (i) an increase in checking account fees; (ii) the increase in income from asset management; (iii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the higher volume of transactions; and increased fees from: (iv) consortium management; (v) collections; (vi) loan operations, particularly income from guarantees provided; and (vii) custody and brokerage services.

In the second quarter of 2017, fee and commission income totaled R$7,496 million, up 0.9%, or R$66 million, from the previous quarter, largely due to: (i) higher fees from (a) checking accounts, (b) loan operations and (c) cards; being partially offset by: (ii) the slower activity of the capital market in the period, which affected the performance of income from underwriting and (iii) fewer business days.

Personnel expenses

In the comparison between the first semester of 2017 and the same period in the previous year, the increase of 28.2%, or R$2.153 million, in personnel expenses, is explained by changes in: (i) the “structural” portion due to the increase in expenses with payroll, social security charges and benefits, impacted by (a) the consolidation of HSBC Brasil as of the third quarter of 2016 and (b) higher salaries, in accordance with the 2016 collective bargaining agreement; and (ii) the “non-structural” portion, due to higher expenses with (a) employee and management profit sharing, (b) employment termination costs and (c) training courses.

Total personnel expenses amounted to R$4,967 million in the second quarter of 2017, up 3.0%, or R$145 million, in comparison with the previous quarter, due to increase in: (i) the “structural” portion, with a variation of 3.1%, or R$124 million, due to expenses with higher salaries, social security charges and benefits, impacted by lower concentration of paid vacation time in the period; and (ii) the "non-structural" portion, which increased 2.4%, or R$21 million, partially due to higher expenses with provision for labor claims.

Note: Structural portion = Salaries + Social Security Charges + Benefits + Pension Plans.

  18  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

Administrative expenses

In the comparison between the first semester of 2017 and the same prior-year period, administrative expenses increased 16.3%, or R$1,366 million, reflecting: (i) a growth in the volume of business and services for the period; (ii) the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contract price adjustments.

In the second quarter of 2017, administrative expenses amounted to R$4,898 million, a variation of 0.9%, or R$44 million, in comparison with the previous quarter, mainly due to higher advertising and marketing expenses.

It should be noted that the expenses recorded during the first semester of 2017 already show the partial effects of the synergies and gains of scale resulting from the merger of HSBC Brasil activities in October 2016 when compared to the second six-month period of the previous year.

(1)   The decrease observed as of 2015 is related to: (i) the migration of “Offsite ATM Network – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

Other Operating Income and Expenses

In the first semester of 2017, other operating expenses, net, totaled R$3,625 million, down 1.6%, or R$59 million, over the same prior-year period, basically due to: (i) lower operating provision expenses related to insurance and credit card activities; partially offset by: (ii) higher expenses with sundry losses; and (iii) the consolidation of HSBC Brasil as of the third quarter of 2016.

In the comparison between the second quarter of 2017 and the previous quarter, other operating expenses, net of other operating income, decreased by R$41 million, basically due to lower operating provisions expenses related to insurance and credit card activities.

Bradesco    19

Press Release Summarized Analysis of Adjusted Net Income

Income Tax and Social Contribution

In the first semester of 2017, in comparison with the same period of the previous year, income tax and social contribution expenses decreased by 16.4%, or R$694 million, mainly impacted by the deductibility of goodwill amortization in the acquisition of HSBC Brasil as of the fourth quarter of 2016.

Comparing the second quarter of 2017 with the previous quarter, income tax and social contribution expenses decreased by 7.6%, or R$140 million, primarily due to the decrease of taxable income, impacted by higher taxable income.

Unrealized Gains

Unrealized gains totaled R$23,395 million at the end of the second quarter of 2017, remaining stable in relation to previous quarter due to the fair value adjustment: (i) of investments, especially Cielo's shares, which appreciated 4.3%, and (ii) of loan operations.

In the comparison between second quarter of 2017 and same period of the previous year, the unrealized gains presented an increase in the amount of R$5,220 million, mainly due to the fair value adjustment: (i) of fixed-income securities, and (ii) of loan operations, being partially offset by: (iii) the devaluation of Cielo's shares, which fell by 12.8% in the period.

  20  Economic and Financial Analysis Report - June 2017

Press Release Capital Ratios – Basel III

Basel Ratio

In June 2017, the Reference Equity of the Prudential Conglomerate reached R$103,050 million, as compared to risk-weighted assets of R$618,611 million. The Basel Ratio increased 1.4 p.p., from 15.3% in March 2017 to 16.7% in June 2017. Tier I Capital ratio reached 12.5% in June 2017, an increase of 0.5 p.p. in relation to March 2017.

Tier II recorded an increase in the quarterly comparison, mainly due to: (i) the eligibility of subordinated financial bills authorized by the Central Bank in June 2017, and partially offset by: (ii) subordinated debt operations becoming due.

The table below shows the main events that impacted the Tier I Capital ratio in the second quarter of 2017:

Tier I Ratio - Mar17	12.0%
Net income for the second quarter of 2017	0.6%
Reduction in prudential adjustments	0.2%
Tier I Ratio Subtotal	12.8%
Interest on Shareholders’ Equity	-0.2%
Mark-to-market of Available-for-Sale Securities	-0.1%
Tier I Ratio - June17	12.5%

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from 9.250% to 8%; and (v) the impact of the acquisition of HSBC Brasil (amortization of goodwill/ intangible assets and synergies in the process of integration), reaching a Tier I Capital ratio of 12.8%, which, added to potential funding obtained via subordinated debt, may reach a Tier I Capital ratio of approximately 13.4% at the end of 2018.

(1)   Published (Schedule 80%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets stock paid for the acquisition of HSBC Brasil, net of amortizations and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.250% to 8% in 2019;

(4)   If the bank exercises the possibility of issuance of additional capital by 2018, the Tier I capital ratio would reach 13.4%, and

(5)   They refer to the minimum required ratio, in accordance with Resolution No. 4,193/13, added to the additional capital installments established by Circular Letters No. 3,768/15 and No. 3,769/15.

Bradesco    21

Press Release Economic Environment

The global economy maintained a robust expansion in the second quarter of this year. It is worth noting the improvement recorded in the US and China indicators and the acceleration of the European economy, suggesting a very significant growth in the world GDP of this year. Even with the expectation of some reduction in these indicators for the coming quarters, we forecast global economic growth of 3.4% in 2017, compared to 3.1% in 2016.

Inflation, in turn, has brought little concern, despite the more favorable results of the global economy. Price indexes recorded a significant slowdown, especially in developed countries, reflecting, to a large extent, the fall in the oil prices and record grain harvest, which helped to contain agricultural prices. Moreover, despite the improvement in the labor market, wage gains remained moderate. This combination of growth, without significant price pressures, suggests that the normalization of monetary policy in developed economies will continue gradually, with expected developments towards the end of the third quarter.

The Brazilian economy performance for the first semester of this year was marked by the widespread recovery of the rates of confidence among entrepreneurs and consumers. Signs of stabilization of economic activity have been consolidated, although in an irregular and moderate fashion. At the same time, current inflation continues to be weaker than expected. The downward surprises with price behavior were observed both in the retail and wholesale segments, a fact that has raised our conviction that the inflationary behavior will remain favorable in the following quarters. We estimate an increase of 3.4% in the Extended Consumer Price Index (IPCA) in 2017, and of 4.0% in 2018. In general, macroeconomic fundamentals underpin the continuity of the monetary policy easing process. Therefore, we expect the Selic rate to reach 8.0% by the end of this year – remaining in that level in the next year, or below, if the exchange rate remains “well-behaved”.

GDP, after growing 1.0% in the first quarter, should have fallen by 0.3% in the second quarter. A significant part of this slowdown is explained by the lower contribution of the agribusiness industry from April to June. Overall, activity indicators continue to suggest a rather gradual and non-linear recovery of the economy. This fact corroborates our expectation of stability for the Brazilian economic activity this year, compared to a decline of 3.6% recorded last year.

Regarding the foreign exchange rate, the domestic environment remained crucial, influencing the behavior of prices. The low external vulnerability and the favorable global environment continued minimizing the intensity of the depreciation. By the end of this year, we believe that the Brazilian currency will be quoted at R$/US$ 3.20. The results of the trade balance remained robust, and current transactions and service accounts, which recorded an acceleration of the deficit at the beginning of the year, reversed this trend. As a result, we observed successive surpluses in current transactions, which should bring the external deficit to US$ 7.2 billion (equivalent to 0.35% of GDP), evidencing the important ongoing adjustment of external accounts.

The more gradual recovery of activity impacted the performance of public accounts. The frustration with the primary result comes mainly from lower income, since expenses are already controlled by the spending ceiling.  Thus, fiscal adjustments and the microeconomic agenda remain essential to the growth strength.

In the medium and long term, after the implementation of macroeconomic adjustments, additional structural measures remain crucial. The constant search for excellence in education is Brazil’s top priority in its struggle to become more competitive as well as the upgrading of its infrastructure. Investments will tend to play an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity.

In this context, the credit volume of the national financial system is likely to be compatible with that suggested by the economic cycle. Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

  22  Economic and Financial Analysis Report - June 2017

Press Release Main Economic Indicators

Main Indicators (%)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	*	1H17	1H16

Interbank Deposit Certificate (CDI)	2.54	3.03	3.25	3.47	3.37	3.27	3.37	3.43		5.65	6.72
Ibovespa	(3.21)	7.90	3.19	13.27	2.94	15.47	(3.79)	(15.11)		4.44	18.86
USD – Commercial Rate	4.41	(2.78)	0.40	1.13	(9.81)	(8.86)	(1.71)	28.05		1.51	(17.80)
General Market Price Index (IGP-M)	(2.67)	0.73	0.67	0.53	2.86	2.96	3.95	1.93		(1.95)	5.91
Extended Consumer Price Index (IPCA)	0.22	0.96	0.74	1.04	1.75	2.62	2.82	1.39		1.18	4.42
Federal Government Long-Term Interest Rate (TJLP)	1.71	1.82	1.82	1.82	1.82	1.82	1.72	1.59		3.52	3.68
Reference Interest Rate (TR)	0.13	0.35	0.49	0.58	0.49	0.45	0.53	0.61		0.48	0.94
Savings Account	1.64	1.87	2.00	2.09	2.00	1.96	2.05	2.13		3.54	4.00
Business Days (#)	61	63	62	65	63	61	63	65		124	124
Indicators (Closing Rate)	June17	Mar17	Dec16	Sept16	June16	Mar16	Dec15	Sept15		June17	June16
USD – Commercial Selling Rate - (R$)	3.3082	3.1684	3.2591	3.2462	3.2098	3.5589	3.9048	3.9729		3.3082	3.2098
Euro - (R$)	3.7750	3.3896	3.4384	3.6484	3.5414	4.0539	4.2504	4.4349		3.7750	3.5414
Country Risk (points)	289	269	327	319	349	409	521	442		289	349
Selic - Base Interest Rate (% p.a.)	10.25	12.25	13.75	14.25	14.25	14.25	14.25	14.25		10.25	14.25
BM&F Fixed Rate (% p.a.)	8.77	9.67	11.56	12.50	13.36	13.81	15.86	15.56		8.77	13.36

Projections up to 2019

%	2017	2018	2019
USD - Commercial Rate (year-end) - R$	3.20	3.30	3.35
Extended Consumer Price Index (IPCA)	3.40	4.00	4.25
General Market Price Index (IGP-M)	(0.20)	4.30	4.25
Selic (year-end)	8.00	8.00	8.00
Gross Domestic Product (GDP)	0.00	2.00	3.00

Guidance

Bradesco's Perspectives for 2017

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

	Previous		Revised
	"Pro-forma" (1)	Disclosed	"Pro-forma" (1)	Disclosed
Expanded Loan Portfolio	1 to 5%	1 to 5%	-5 to -1%	-5 to -1%
NII - Interest-Earning Portion	-4 to 0%	3 to 7%	-5 to -1%	2 to 6%
Fee and Commission Income	7 to 11%	12 to 16%	2 to 6%	8 to 12%
Operating Expenses (Administrative and Personnel Expenses)	-1 to 3%	10 to 14%	-4 to 0%	7 to 11%
Insurance Premiums	4 to 8%	6 to 10%	4 to 8%	6 to 10%
ALL Expenses (Includes income from credit recovery)	R$21 bi to R$24 bi	R$ 21bi to R$24 bi	R$18 bi to R$21 bi	R$18 bi to R$21 bi

Bradesco    23

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

Second Quarter of 2017 and First Quarter of 2017

R$ million	Second Quarter of 2017				x	First Quarter of 2017
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	15,658	(174)	-	15,484		18,558	(2,942)	-	15,616
ALL Expenses	(6,534)	1,564	-	(4,970)		(8,308)	3,446	-	(4,862)
Gross Income from Financial Intermediation	9,124	1,390	-	10,514		10,250	504	-	10,754
Income from Insurance, Pension Plans and Capitalization Bonds	1,781	-	-	1,781		1,627	-	-	1,627
Fee and Commission Income	7,505	(9)	-	7,496		7,439	(9)	-	7,430
Personnel Expenses	(4,967)	-	-	(4,967)		(4,822)	-	-	(4,822)
Other Administrative Expenses	(4,894)	(4)	-	(4,898)		(4,852)	(2)	-	(4,854)
Tax Expenses	(1,385)	(333)	-	(1,718)		(1,771)	(1)	-	(1,772)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	62	-	-	62		58	-	-	58
Other Operating Income / Expenses	(2,974)	565	617	(1,792)		(693)	(1,736)	596	(1,833)
Operating Income	4,252	1,609	617	6,478		7,236	(1,244)	596	6,588
Non-Operating Income	(159)	125	-	(34)		(134)	82	-	(52)
Income Tax / Social Contribution and Non-controlling Interest	(182)	(1,734)	176	(1,740)		(3,031)	1,162	(19)	(1,888)
Net Income	3,911	-	793	4,704		4,071	-	577	4,648

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Statement of Income  by Operating Segment, in chapter 6 of this report;

(2)   Includes reclassifications between the lines of the income statement, which do not affect Net Income, but allow a better analysis of the lines of business, highlighting: (i) tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$1,809 million in the second quarter of 2017 and R$1,175 million in the first quarter of 2017 and (ii) that, in the first quarter of 2017, included the reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 28 and (b) in this same amount; “excess provision” was formed, being recorded in “ALL Expenses” and not impacting income for the period. It is important to note that, as of December 31, 2016, the “excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “excess provision”, and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

 24  Economic and Financial Analysis Report - June 2017

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

First semester of 2017 and First Semester of 2016

R$ million	First Semester of 2017				x	First Semester of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	34,216	(3,116)	-	31,100		41,140	(11,394)	108	29,854
ALL Expenses	(14,842)	5,010	-	(9,832)		(10,638)	166	-	(10,472)
Gross Income from Financial Intermediation	19,374	1,894	-	21,268		30,502	(11,228)	108	19,382
Income from Insurance, Pension Plans and Capitalization Bonds	3,408	-	-	3,408		2,709	-	-	2,709
Fee and Commission Income	14,944	(18)	-	14,926		13,036	(7)	-	13,029
Personnel Expenses	(9,789)	-	-	(9,789)		(7,636)	-	-	(7,636)
Other Administrative Expenses	(9,746)	(6)	-	(9,752)		(8,456)	70	-	(8,386)
Tax Expenses	(3,156)	(334)	-	(3,490)		(3,591)	852	(5)	(2,744)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	120	-	-	120		62	-	-	62
Other Operating Income / Expenses	(3,667)	(1,171)	1,213	(3,625)		(6,445)	2,667	94	(3,684)
Operating Income	11,488	365	1,213	13,066		20,181	(7,646)	197	12,732
Non-Operating Income	(293)	207	-	(86)		(23)	43	(163)	(143)
Income Tax / Social Contribution and Non-controlling Interest	(3,213)	(572)	157	(3,628)		(11,903)	7,603	(15)	(4,315)
Net Income	7,982	-	1,370	9,352		8,255	-	19	8,274

(1)   For more information, please see note 5 – Managerial Statements of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(2)   Includes reclassifications between the lines of the income statement, which do not affect Net Income, but allow a better analysis of the lines of business, highlighting: (i) tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$634 million in the first semester of 2017 and R$8,962 million in the first semester of 2016; and (ii) that, in the first semester of 2017, included the reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 28 and (b) in this same amount; “excess provision” was formed, being recorded in “ALL Expenses” and not impacting income for the period.  It is important to note that, as of December 31, 2016, the “excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “excess provision”; and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

Bradesco    25

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 27, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.